QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
Statements of Computation of Ratio of Earnings to Fixed Charges(1)

	Fiscal Years Ended October 31,
	2007		2006		2005		2004		2003
	In millions, except ratios
Earnings:
Earnings before taxes	$9,177		$7,191		$3,543		$4,196		$2,888
Adjustments:
Minority interest in the income of subsidiaries with fixed charges	19		8		4		12		15
Undistributed (earnings) loss of equity method investees	9		(8)		(2)		(2)		22
Fixed charges	995		746		809		687		710

	$10,200		$7,937		$4,354		$4,893		$3,635

Fixed charges:
Total interest expense, including interest expense on borrowings, amortization of debt discount and premium on all indebtedness and other	$531		$336		$377		$257		$304
Interest included in rent	464		410		432		430		406

Total fixed charges	$995		$746		$809		$687		$710

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	10.3	x	10.6	x	5.4	x	7.1	x	5.1	x

(1)
HP computed the ratio of earnings to fixed charges by dividing earnings (earnings before cumulative effect of change in accounting principle and taxes, adjusted for fixed charges, minority interest in the income of subsidiaries with fixed charges and undistributed earnings or loss of equity method investees) by fixed charges for the periods indicated. Fixed charges include (i) interest expense on borrowings and amortization of debt discount or premium on all indebtedness and other, and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense.

QuickLinks

  Exhibit 12
HEWLETT–PACKARD COMPANY AND SUBSIDIARIES Statements of Computation of Ratio of Earnings to Fixed Charges